UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES EXPIRATION AND

EXPIRATION DATE RESULTS OF ITS PRIVATE EXCHANGE OFFERS

FOR FIVE SERIES OF NOTES

RIO DE JANEIRO, BRAZIL – September 25, 2017 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced offers to exchange (the “Exchange Offers”) by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), relating to five series of its outstanding notes set forth in the tables below (the “Old Notes”).

Exchange Offers

The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in the Offering Memorandum dated September 18, 2017 (the “Offering Memorandum,” as amended and supplemented, and together with the accompanying eligibility letter and notice of guaranteed delivery, the “Exchange Offer Documents”).

The Exchange Offers expired at 5:00 p.m., New York City time, on September 22, 2017 (the “Expiration Date”). The settlement date with respect to the Exchange Offers will occur promptly following the Expiration Date and is expected to occur on September 27, 2017 (the “Settlement Date”).

The tables below provide the aggregate principal amount of each series of Old Notes validly tendered in the Exchange Offers and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of each series of Old Notes that PGF expects to accept, subject to the satisfaction of the conditions set forth in the Offering Memorandum in connection with PGF’s offers to:

(i) exchange any and all Old Notes listed below for PGF’s newly issued 5.299% Global Notes due 2025 (“New Notes due 2025”):

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Tendered by the Expiration Date	Principal Amount of New Notes due 2025 Expected to be Issued(1)	Principal Amount Reflected in Notices of Guaranteed Delivery(2)
71647NAH2 / US71647NAH26	4.875% Global Notes due 2020	U.S.$542,535,000	U.S.$110,447,000	U.S.$116,466,000	U.S.$41,814,000
71645W AR2 / US71645WAR25	5.375% Global Notes due 2021	U.S.$5,250,000,000	U.S.$2,174,944,000	U.S.$2,310,397,000	U.S.$283,072,000

(1)	Principal amount of New Notes due 2025 expected to be issued does not include New Notes due 2025 that may be issued in exchange for Old Notes tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date (as defined below).
(2)	Principal amount of Old Notes that may be tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date.

(ii) exchange any and all of its outstanding notes listed below for 5.999% Global Notes due 2028 (“New Notes due 2028” and, together with the New Notes due 2025, the “New Notes”):

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Tendered by the Expiration Date	Principal Amount of New Notes due 2028 Expected to be Issued(1)	Principal Amount Reflected in Notices of Guaranteed Delivery(2)
71645WAN1 / US71645WAN11	7.875% Global Notes due 2019	U.S.$705,560,000	U.S.$141,179,000	U.S.$153,413,000	—
71645WAP6 / US71645WAP68	5.75% Global Notes due 2020	U.S.$1,165,227,000	U.S.$165,108,000	U.S.$177,405,000	U.S.$42,657,000
71647N AP4 / US71647NAP42	8.375% Global Notes due 2021	U.S.$6,750,000,000	U.S.$3,628,970,000	U.S.$4,236,168,000	U.S.$197,263,000

(1)	Principal amount of New Notes due 2028 to be issued does not include New Notes due 2028 that may be issued in exchange for Old Notes tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date.
(2)	Principal amount of Old Notes that may be tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date.

On the terms and subject to the conditions set forth in the Offering Memorandum, PGF expects that it will issue approximately U.S.$2,426,863,000 aggregate principal amount of New Notes due 2025 and approximately U.S.$4,566,986,000 aggregate principal amount of New Notes due 2028, as consideration for the Old Notes expected to be accepted in the Exchange Offers, in each case without taking into account New Notes that may be issued in exchange for Old Notes reflected in Notices of Guaranteed Delivery received by PGF that may be validly tendered by 5:00 p.m., New York City time, on September 26, 2017 (the “Guaranteed Delivery Date”).

In addition to the applicable exchange consideration, eligible holders whose Old Notes are accepted for exchange will be paid accrued and unpaid interest on such Old Notes to, but not including, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Old Notes accepted in the Exchange Offers, including those tendered through the guaranteed delivery procedures. The total amount of accrued and unpaid interest to be paid by PGF, together with the total amount of cash to be paid by PGF in lieu of fractional amounts of New Notes, will be approximately U.S.$127,782,352.02 (excluding amounts payable in respect of Old Notes that may be tendered pursuant to guaranteed delivery procedures by the Guaranteed Delivery Date). The actual aggregate principal amounts of New Notes that will be issued, and the total amount of accrued and unpaid interest that will be paid, on the Settlement Date are subject to change based on deliveries under the guaranteed delivery procedures and final validation of tenders. PGF will not receive any cash proceeds from the Exchange Offers.

As previously announced, PGF is conducting a concurrent offering (the “New Money Offering”) of U.S.$1.0 billion aggregate principal amount of its New Notes due 2025 and U.S.$1.0 billion aggregate principal amount of its New Notes due 2028 (together, the “New Money Notes”), which will have identical terms to the New Notes due 2025 and New Notes due 2028, respectively, to be issued and exchanged for Old Notes validly tendered in the Exchange Offers. Accordingly, the Minimum Issue Requirement (as defined in the Offering Memorandum) has been satisfied. The pricing terms of the New Notes were announced by Petrobras on September 18, 2017.

Considering the principal amount of New Money Notes to be issued by PGF in the New Money Offering, (i) the aggregate principal amount of New Notes due 2025 expected to be issued by PGF will be U.S.$3,426,863,000, and (ii) the aggregate principal amount of New Notes due 2028 expected to be issued by PGF will be U.S.$5,566,986,000, in each case without taking into account New Notes that may be issued in exchange for Old Notes reflected in Notices of Guaranteed Delivery received by PGF that may be validly tendered by the Guaranteed Delivery Date.

All conditions to consummate the Exchange Offers, including the absence of certain adverse legal and market developments, are expected to be satisfied on the Settlement Date.

The New Notes and the New Money Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the New Notes and the New Money Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF will enter into a registration rights agreement with respect to the New Notes and the New Money Notes.

Only holders who had duly completed and returned an Eligibility Letter certifying that they were either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States were authorized to receive the Offering Memorandum and to participate in the Exchange Offers.

Global Bondholder Services Corporation is acting as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Exchange Offer Documents can be accessed at the following link: http://gbsc-usa.com/eligibility/petrobras-exchange.

Cash Offers

As previously announced, PGF concurrently conducted offers to purchase for cash (the “Cash Offers” and together with the Exchange Offers, the “Offers”) the Old Notes. The Cash Offers were made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2017 (the “Offer to Purchase” and, together with the accompanying certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”).

The Cash Offers expired at 5:00 p.m., New York City time, on the Expiration Date. The settlement date with respect to the Cash Offers will occur promptly following the Expiration Date and is expected to occur on the Settlement Date.

Holders that were either (i) QIBs or (ii) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) were not eligible to participate in the Cash Offers. All other holders of Old Notes were eligible to participate in the Cash Offers (such other holders, the “Cash Offer Qualified Holders”). Holders of Old Notes participating in the Cash Offers were required to certify that they were Cash Offer Qualified Holders. PGF is reviewing and verifying a number of submissions that are expected to be rejected, at PGF’s sole discretion, on the basis of a reasonable belief that the relevant Old Notes were tendered by holders who were not eligible to participate in the Cash Offers. A press release announcing the final results of the Cash Offers, together with the final results of the Exchange Offers, is expected to be issued promptly after the Settlement Date.

Global Bondholder Services Corporation is also acting as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers or for additional copies of the Cash Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers. The Cash Offer Documents can be accessed at the following link: http://gbsc-usa.com/eligibility/petrobras-tender.

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This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Old Notes. The Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PGF by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This communication and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order), (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras and PGF undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offering Memorandum, dated September 18, 2017, relating to the previously announced exchange offers, and into the Offer to Purchase, dated September 18, 2017, relating to the previously announced offers to purchase, in each case by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: September 25, 2017